Exhibit 99.33

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

February 18, 2011.

3.	Press Release

The Press Release dated February 18, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced results of a first phase reverse circulation drill program on geological, geochemical and geophysical targets at the Norma gold-silver property located in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

February 18, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

February 18, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS GOLD ANNOUNCES INITIAL DRILL RESULTS
FROM THE NORMA GOLD PROPERTY

Timmins Gold Corp. (TMM, TSX-V) announces results of a first phase reverse circulation drill program on geological, geochemical and geophysical targets at the Norma gold-silver property. The property comprises a 15,687 Ha exploration concession, and is 100% owned by Timmins Gold. The Norma property is located approximately 20 km NW of the Company’s San Francisco mine and surrounding exploration lands, and approximately 40 km SE of Capital Gold’s El Chanate mine, both of which are located within the highly prospective Sonora-Mojave Megashear structural province in northern Sonora, Mexico.

Highlights of the assays received from the 2,090 meters of drilling in 16 reverse circulation drill holes completed during December, 2010 include the following:

  RCN-04 grades 14 g/t Au over a 3.05 meter interval beginning at a depth of 81.0 meters and includes a 1.5 meter interval grading 27.9 g/t Au; with a second interval grading 1.16 g/t Au and 36.4 g/t Ag over a 13.7 meter interval beginning at 123.4 meters depth, (including a 4.6 meter interval grading 3.21 g/t gold and 73 g/t Ag.
  RCN-14 grades 1.02 g/t Au over a 4.6 meter interval beginning at 21.3 meters depth.
  RCN-03 grades 0.81 g/t Au and 12.3 g/t Ag over a 13.4 meter interval and includes a 1.56 meter interval grading 5.47 g/t Au and 33.9 g/t Ag.

Numerous historical prospects have been identified within a NW-trending corridor within the property boundary. Numerous drill targets, including those drilled during this initial drill phase, have been identified on the basis of geological, geochemical, and geophysical surveys. Target criteria have been generated from the Company’s geological understanding of the district. These criteria are based on experience gained from operating and exploration success at the San Francisco gold mine and surrounding areas, located approximately 20 km SW of Norma, in a very similar geological environment.

Drilling was carried out in approximately 250 meter spacings over a 2 km strike length of altered and geochemically-anomalous outcrops consisting of metasedimentary rocks intruded by dykes, sills, and quartz stockworks. Numerous historical workings have been excavated within silicified zones.

Timmins exploration staff are highly encouraged by the results of the recent drill program. The discovery of mineralization at a distance of 20 km from the San Francisco mine along a major structural trend provides evidence of the potential of the area. The tenor of the assay results from this first phase of drilling, combined with the similarities between the geological setting and style of mineralization at Norma and the Company’s San Francisco mine, indicate that follow-up drilling both along strike and as infill drilling is clearly warranted.

The following table shows the significant mineral interceptions of the drill program on the Norma property.

Mineral Interceptions Drill Program on the Norma Property

Drill Hole Number	Depth (m)	From (m)	To (m)	True Width (m)	Au g/t	Ag g/t
RCN-03	123.44	41.15	54.86	13.41	0.81	12.3
	includes	41.15	47.24	6.09	1.44	15.2
	includes	41.15	42.67	1.52	5.47	33.9
	and	82.30	88.39	6.09	0.66	9.8
	includes	83.82	86.87	3.05	1.18	10.6
RCN-04	152.39	80.76	83.81	3.05	14.00	6.9
	includes	80.76	82.29	1.52	27.90	11.7
	and	123.44	137.15	13.71	1.16	36.4
	includes	129.53	137.15	7.62	1.97	52.1
	includes	132.58	137.15	4.57	3.21	73.0
RCN-05	121.92	96.01	102.11	6.09	0.32	17.9
	includes	96.01	99.06	3.05	0.42	19.8
RCN-11	149.35	118.87	121.92	3.05	0.66	pending
	includes	120.40	121.92	1.52	1.30	pending
RCN-12	121.92	48.77	51.82	3.05	0.32	pending
	includes	48.77	50.29	1.52	0.60	pending
RCB-14	60.96	21.34	25.91	4.57	1.02	pending
	includes	22.86	24.38	1.52	2.66	pending
RCN-16	137.16	25.91	27.43	1.52	0.39	pending
	and	102.11	103.63	1.52	0.35	pending